INTEROIL CORPORATION

Annual and Special Meeting of Shareholders of
InterOil Corporation (the "Issuer")

June 19, 2009

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes by Ballot
General Business		Outcome of Vote	Votes For	Votes Against

1.	The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed: Phil E. Mulacek, Christian M. Vinson, Roger N. Grundy, Gaylen J. Byker, Edward Speal and Roger F. Lewis	Passed	-	-

2.	The appointment of PricewaterhouseCoopers, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting at a remuneration to be fixed by the directors	Passed	-	-

3.	The approval of the InterOil Corporation 2009 Stock Incentive Plan	Passed	89.64%	10.36%